AMERICAS SILVER CORPORATION PROVIDES SECOND QUARTER OPERATING
RESULTS AND CORPORATE UPDATE

TORONTO, ONTARIO—July 27, 2016—Americas Silver Corporation (TSX:USA) (OTCQX:USAPF) (“Americas Silver” or “the Company”) today announced production and operating cost results for the second quarter of 2016 for its Cosalá Operations and Galena Complex. All figures are in U.S. dollars unless otherwise indicated.

Highlights

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Consolidated silver production for the quarter was approximately 556,000 silver ounces and 1.1 million silver equivalent[1] ounces, representing decreases of 16% and 7%, respectively, when compared to Q2 2015. Cash costs[2] for the quarter were approximately $11.38 per silver ounce, a reduction of 8% year-over-year, while all-in sustaining costs[2] were approximately $14.62 per silver ounce, down 12% when compared to the same quarter year-over-year. For the first half of 2016, cash costs were $10.53 per silver ounce and all-in sustaining costs were $13.20 per silver ounce.

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Guidance for 2016 remains unchanged at 2.5 - 3.0 million ounces in silver production and 5.0 - 5.6 million ounces in silver equivalent production with projected cash costs of $9.00 - $10.00 per silver ounce and all-in sustaining costs of $11.75 - $12.75 per silver ounce.

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The San Rafael Project (the “Project”) is progressing with minor earthworks and is in preparation for official construction start-up expected before the end of the third quarter of 2016. The Company has cash on hand to build the project, but is actively soliciting financing proposals for a portion of the development costs and has received strong interest from several potential financiers. At recent spot prices, the Project is projected to have an unlevered, pre-tax IRR of over 65%[3]. The Company expects to provide a further update on the Project status in the third quarter of 2016.

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During the second quarter, the Company closed two private placements for aggregate gross proceeds of approximately C$32 million. The Company’s cash balance at June 30, 2016 was $16.9 million. Adjusting for July’s subsequent receipt of net proceeds from the second private placement of $8.3 million, the Company’s adjusted cash balance was approximately $25.2 million.

“As expected, second quarter production and cash costs were impacted by the ground movement at the Cosalá Operations and expected lower grades at the Galena Complex. This was offset by the Company’s continued efforts to cut costs,” said Americas Silver President and CEO Darren Blasutti. “With Nuestra Señora returning to expected tonnage, grades and recovery, and with Galena expecting higher grades in the second half of 2016, we expect the second half of the year to be stronger. For the remainder of the year, we will focus on a construction decision for our San Rafael Project before the end of the third quarter and increasing mining in higher lead grade areas at the Galena Complex.”

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1Silver equivalent production for 2016 throughout this press release is based on prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead and $2.00 per pound copper. Silver equivalent production for 2015 throughout this press release is based on prices of $17.00 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead and $2.90 per pound copper.
2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2015 year-end and quarter MD&A. The performance measures for the quarter ended June 30, 2016 are preliminary throughout this press release subject to refinement from the Company’s second quarter financial results to be released on or before August 12, 2016.
3 The March 2016 Prefeasibility Study for the San Rafael Project adjusted for recent spot prices of $20.00 per ounce of silver, $1.01 per lbs. of zinc, $0.83 per lbs. of lead and 18.5:1 for the MXP:USD exchange rate.

Consolidated Second Quarter Production Details
Consolidated silver production for the second quarter of 2016 was 556,404 ounces, which represents a decrease of 16% compared to the second quarter of 2015. Silver equivalent production was approximately 1,063,587 million ounces, down 7% year-over-year. Consolidated cash costs improved by 8% to $11.38 per silver ounce compared with the second quarter of 2015, while all-in sustaining costs improved by 12% to $14.62 per silver ounce compared with the second quarter of 2015. In addition, lead production increased 45% year-over-year, as the Galena Complex continued to successfully increase silver-lead ore production.

As previously announced, production and operational costs from the Nuestra Señora mine were affected as a result of the ground movement at the mine. The mine processed lower grade oxide stockpiles while primary access way was being re-established. Ramp access was restored in late May and normal mining activities with expected results resumed by late June. Management continues to implement productivity enhancements and cost control initiatives to continue to drive operational efficiencies at both operations.

Table 1 Consolidated Production Highlights
	Q2 2016	Q1 2016	Change	Q2 2015	Change
Processed Ore (tonnes milled)	161,700	175,108	-8%	158,395	2%
Silver Production (ounces)	556,404	672,074	-17%	661,393	-16%
Silver Equivalent Production (ounces)	1,063,587	1,282,644	-17%	1,148,769	-7%
Grade (grams per tonne)	130	135	-4%	147	-12%
Cash Costs ($ per ounce silver)	$11.38	$9.82	16%	$12.35	-8%
All-in Sustaining Costs ($ per ounce silver)	$14.62	$12.02	22%	$16.70	-12%
Zinc (pounds)	2,081,046	3,552,522	-41%	2,692,214	-23%
Lead (pounds)	6,677,247	7,121,573	-6%	4,618,754	45%
Copper (pounds)	225,785	245,808	-8%	541,691	-58%

Cosalá Operations Production Details

The Cosalá Operations produced 244,548 ounces of silver during the second quarter of 2016 and 415,043 ounces of silver equivalent during the same period at cash costs of $9.34 per silver ounce and all-in sustaining costs of $11.89 per silver ounce. Silver production decreased 20% compared with the same quarter last year, while silver equivalent production also decreased by 31%. Cash costs per silver ounce remained relatively flat when compared to the second quarter of 2015 while all-in sustaining costs decreased 4% year-over-year. Underperformance at the Cosalá Operations during the second quarter is attributable primarily to the previously-mentioned ground movement. The mill processed lower grade, oxidized stockpiles from both Nuestra Señora and historical operating mines on the property in order to maintain production and cash flow while an alternate access ramp was constructed. Nuestra Señora returned to normal operations in late June and is anticipated to operate within expectations for the remainder of the year. All costs associated with the alternate access ramp are included in the Q2 2016 costs.

Table 2 Cosalá Operations Highlights
	Q2 2016	Q1 2016	Change	Q2 2015	Change
Processed Ore (tonnes milled)	120,347	131,063	-8%	124,809	-4%
Silver Production (ounces)	244,548	307,580	-20%	304,610	-20%
Silver Equivalent Production (ounces)	415,043	608,549	-32%	603,296	-31%
Grade (grams per tonne)	88	88	0%	91	-3%
Cash Costs ($ per ounce silver)	$9.34	$7.12	31%	$9.23	1%
All-in Sustaining Costs ($ per ounce silver)	$11.89	$8.59	38%	$12.34	-4%
Zinc (pounds)	2,081,046	3,552,522	-41%	2,692,214	-23%
Lead (pounds)	574,775	1,510,053	-62%	1,370,466	-58%
Copper (pounds)	245,808	245,808	0%	443,668	-45%

San Rafael Project Update
The Company continues to advance the San Rafael brownfield development project at its Cosalá Operations. Published in March 2016, the Project pre-feasibility study estimates initial capital of $22 million, production of approximately 5.5 million ounces of silver, 250 million pounds of zinc and 100 million pounds of lead over an initial 5.5 year mine life at negative all-in sustaining costs per silver ounce at the zinc-silver-lead property. The recent price increases in precious and base metals continue to strongly support the development of this Project and the potential to extend the Project mine life. At recent spot prices, the Project’s projected pre-tax IRR improved from the previous IRR of 27% to over 65%3.

Minor earthworks have started with preparatory activities such as soliciting quotes and ordering long-lead items for preparation of the official project start after the rainy season. The Company also began soliciting financing proposals from a number of concentrate off-takers and metals trading companies, in addition to traditional and non-traditional funding sources and has received strong interest to date. The Company expects the Project to start construction before the end of the third quarter of 2016.

Galena Complex Production Details
The Galena Complex produced 311,856 ounces of silver and 648,544 silver equivalent ounces during the second quarter of 2016 at cash costs of $12.98 per silver ounce and all-in sustaining costs of $16.76 per silver ounce. Silver production decreased 13% compared with the same quarter last year, while silver equivalent production increased 19% year-over-year as a result of a 88% increase in lead production. Cash costs improved 13% compared to second quarter of 2015 and all-in sustaining costs also improved 18% year-over-year.

The Company expected Q2, 2016 to be a lower production quarter, however the shortfall in silver and silver equivalent production was further affected by inconsistent sand production from Q1 2016, a cemented fill failure in one of the main stopes on the 5200 level and slightly lower than modelled grades produced from the recently developed 3400 level stopes. As of the end of July, management believes these issues to be adequately resolved and expects the second half of 2016 to provide more consistent, predictable performance than experienced in the first half of 2016.

Table 3 Galena Complex Highlights
	Q2 2016	Q1 2016	Change	Q2 2015	Change
Processed Ore (tonnes milled)	41,353	44,045	-6%	33,586	23%
Silver Production (ounces)	311,856	364,494	-14%	356,783	-13%
Silver Equivalent Production (ounces)	648,544	674,095	-4%	545,473	19%
Grade (grams per tonne)	251	276	-9%	355	-29%
Cash Costs ($ per ounce silver)	$12.98	$12.10	7%	$15.00	-13%
All-in Sustaining Costs ($ per ounce silver)	$16.76	$14.92	12%	$20.42	-18%
Lead (pounds)	6,102,472	5,611,520	9%	3,248,288	88%
Copper (pounds)	-	-	-	98,023	-100%

About Americas Silver Corporation
Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward–Looking Information:
This news release contains “forward–looking information” within the meaning of applicable securities laws. Forward–looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational plans, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward–looking information can be identified by forward–looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward–looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward–looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward–looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward–looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:
Darren Blasutti
President and CEO
416–848–9503